UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Monte M. Brem
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,912,319
	(9)	Sole Dispositive Power 2,905,953
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,912,319
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 51.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Scott W. Hart
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,912,319
	(9)	Sole Dispositive Power 3,056,124
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,912,319
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 51.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jason P. Ment
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,912,319
	(9)	Sole Dispositive Power 820,566
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,912,319
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 51.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jose A. Fernandez
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,912,319
	(9)	Sole Dispositive Power 5,369,748
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,912,319
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 51.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Johnny D. Randel
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,912,319
	(9)	Sole Dispositive Power 1,142,969
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,912,319
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 51.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Michael I. McCabe
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,912,319
	(9)	Sole Dispositive Power 3,594,284
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,912,319
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 51.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Keck
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,912,319
	(9)	Sole Dispositive Power 4,577,248
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 51,912,319
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 51.1%
(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Lexington Avenue, 31st Floor, New York, NY 10017.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020, as amended on March 25, 2021, September 29, 2021, October 28, 2021, November 4, 2021, November 26, 2021, October 20, 2022 and November 18, 2022 (the “Original Filing” and, as amended by this Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed jointly by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Johnny D. Randel, Michael I. McCabe and Thomas Keck. The foregoing persons are referred to collectively as the “Reporting Persons.” Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee. In addition, Messrs. Brem, Hart, Fernandez, McCabe and Keck are filing as the direct owners of more than 5% of the Class B units (the “Class B Units”) of StepStone Group LP (the “Partnership”).

The Reporting Persons constitute the current members of the Class B Committee. As described more fully below, pursuant to the Stockholders Agreement, the members of the Class B Committee have the right to direct the voting of certain shares of Class A Common Stock and Class B common stock, par value $0.001 per share (the “Class B Common Stock”), of the Issuer. As a result, the Reporting Persons may be deemed to have beneficial ownership over 51,912,319 shares of voting stock held by stockholders party to the Stockholders Agreement.

As of the date of this filing, the members of the Class B Committee collectively beneficially own, directly or indirectly, approximately 35.8% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, and the parties to the Stockholders Agreement (inclusive of the Class B Committee) collectively hold, directly or indirectly, approximately 69.4% of the aggregate voting power of the Class A Common Stock and Class B Common Stock. As a result of the arrangement set forth in the Stockholders Agreement, the Class B Committee are expected to control the outcome of matters submitted to the Issuer’s stockholders until a Sunset has occurred.

(a) As of the date of this Statement:

(i)	Monte M. Brem beneficially owns 2,905,953 shares of Class A Common Stock as the beneficial owner of 2,905,953 Class B Units owned by MMAR HNL, LLC;

(ii)

Scott W. Hart beneficially owns 3,056,124 shares of Class A Common Stock as the direct holder of 1,453 shares of Class A Common Stock and the beneficial owner of 13,380 shares of Class A Common Stock and 3,041,291 Class B Units owned by a family trust;

(iii)	Jason Ment beneficially owns 820,566 shares of Class A Common Stock as the direct holder of 39,159 shares of Class A Common Stock and 781,407 Class B Units;

(iv)

Jose A. Fernandez beneficially owns 5,369,748 shares of Class A Common Stock as the direct holder of 8,920 shares of Class A Common Stock, the beneficial owner of 3,755,328 Class B Units owned by a family trust and the beneficial owner of 1,605,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v)	Johnny D. Randel beneficially owns 1,142,969 shares of Class A Common Stock as the direct holder of 16,376 shares of Class A Common Stock and 1,126,593 Class B Units;

(vi)

Michael I. McCabe beneficially owns 3,594,284 shares of Class A Common Stock as the direct holder of 726 shares of Class A Common Stock and 2,406,142 Class B Units and as the beneficial owner of 1,187,416 Class B Units owned by a family trust, for which Mr. McCabe’s spouse has sole voting power;

(vii)

Thomas Keck beneficially owns 4,577,248 shares of Class A Common Stock as the beneficial owner of 330,750 shares of Class A Common Stock and 2,601,124 Class B Units owned through a family trust, in which Mr. Keck shares voting power with his spouse, the beneficial owner of 1,645,374 Class B Units owned by Cresta Capital, LLC; and

(viii)

The Reporting Persons collectively beneficially own 51,912,319 shares of voting stock held by Class A stockholders, Class B stockholders and Class C unitholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In February and March, certain of the Reporting Persons entered into Sales Plans (each a “10b5-1 Plan”) with Morgan Stanley Smith Barney LLC, which provide for the sale of up to 295,000 shares of Class A Common Stock.

All sales of shares of Class A Common Stock under the 10b5-1 Plans are subject to certain minimum price conditions.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Each of the Reporting Persons may be deemed to have beneficial ownership over 51,912,319 shares of voting stock held by Class A stockholders, Class B stockholders and Class C unitholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 51.1% of Class A Common Stock outstanding (assuming that the 38,294,293 Class B Units and the 466,407 Class C Units subject to the Stockholders Agreement and eligible to be exchanged are exchanged), which has been omitted from the table below.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
Monte M. Brem	2,905,953	4.4%
Scott W. Hart	3,056,124	4.6%
Jason P. Ment	820,566	1.3%
Jose A. Fernandez	5,369,748	7.9%
Johnny D. Randel	1,142,969	1.8%
Michael I. McCabe	3,594,284	5.4%
Thomas Keck	4,577,248	6.8%

(1)

Based on 62,834,791 shares of Class A Common Stock issued and outstanding as of February 28, 2023, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units or Class C Units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Other than the transactions described below and disclosed in the Original Filing, the Reporting Persons have not effected any transactions involving the beneficial ownership of Class A Common Stock during the 60 days prior to the date of this Statement. With respect to the sale transactions reported below, each day’s sales comprised open market transactions made on that day pursuant to the 10b5-1 Plans, and the price per share reported is the weighted average sale price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of Common Stock and prices at which the trades were effected.

Pursuant to his 10b5-1 Plan, Mr. Keck sold: 76,335 shares of Class A Common Stock at $30.74 per share on February 2, 2023; 47,781 shares of Class A Common Stock at $31.81 per share on February 3, 2023; 32,050 shares of Class A Common Stock at $30.10 per share on February 6, 2023; and 18,222 shares of Class A Common Stock at $30.11 per share on February 7, 2023.

On February 14, 2023, Mr. Hart received 1,453 shares of Class A Common Stock, Mr. Ment received 1,453 shares of Class A Common Stock, Mr. Randel received 726 shares of Class A Common Stock and Mr. McCabe received 726 shares of Class A Common Stock, each from the vesting of restricted stock units pursuant to the Issuer’s 2020 Long-Term Incentive Plan.

In February and March 2023, certain of the Reporting Persons entered into the 10b5-1 Plans with Morgan Stanley Smith Barney LLC referenced in Item 4. Such Reporting Persons may terminate their respective 10b5-1 Plan upon two days’ prior written notice and the Issuer may terminate the 10b5-1 Plans under certain circumstances.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

2.	Ninth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

3.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

6.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

7.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

24.1	Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.2	Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.3	Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.4	Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.5	Power of Attorney for Johnny D. Randel (incorporated by reference to Exhibit 24.5 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.6	Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.7	Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2023

1.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Monte M. Brem

2.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Scott W. Hart

3.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jason P. Ment

4.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jose A. Fernandez

5.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Johnny D. Randel

6.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Michael I. McCabe

7.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Keck